บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.371.1/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

December 30, 2003

[redacted]
04012103

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Acquisition of Shares of Thai Shell Exploration and Production Company Limited, and Transfer of Petroleum Concession No. L22/43
Reference: Letter PTTEP No. 1.810/L.351/2003 dated December 12, 2003

Reference is made to the announcement by PTT Exploration and Production Public Company Limited (PTTEP) on the subject of the negotiation on share purchasing of Thai Shell Exploration and Production Company Limited (Thai Shell) and the transfer of onshore petroleum concession No. L22/43. PTTEP wishes to report that on December 30, 2003, there will be the signing of the agreements for the transfer of petroleum concession No. L22/43 to PTTEP, and Share Purchase Agreement between PTTEP, PTTEP Offshore Investment Company Limited (subsidiary of PTTEP) (the buyers), and Shell Petroleum N.V. (the seller), in order to acquire all of Thai Shell's shares. Thai Shell currently operates and holds 75% participation interest in Block S1 (currently producing crude oil at approximately 19,000 barrels per day, 50 million cubic feet per day of natural gas, and 300 tons per day of liquefied petroleum gas (LPG)). In addition, Thai Shell holds the whole of Block B6/27 or the Nang Nuan oil field, which is located in the Gulf of Thailand (currently production is temporarily suspended). The acquisition cost will be approximately USD 205 million, and PTTEP expects the completion and the payment for the shares within January 2004. The Company will use its working capital to fund the acquisition.

The Company believes that the acquisition will be beneficial, making PTTEP and its subsidiary the owners and Operators of the largest onshore oil field in the country, realizing an immediate income stream from petroleum sales, increasing the proportion of crude oil production and the Company's proved reserves, and obtaining experienced personnel in petroleum business from Thai Shell. It is expected that the Company's total sales volume for 2004 will be approximately 129,000 barrels of oil equivalent per day, increasing from approximately 107,000 barrels of oil equivalent per day in 2003.

dw 1/14

-2- / According to......

According to the Notification of the Stock Exchange of Thailand, Re: Rules, Procedures and Disclosure of Information Concerning the Acquisition and Disposition of Assets of Listed Companies, this acquisition is classified as Class 2 transaction with the calculated value of net profit of the acquired or disposed assets, compared with the net profit of PTTEP, falling between 15 and 50 percent. The Company will inform its shareholders in due course.

Yours sincerely,

Maroot Mrigadat

President

No.25/2003

PTTEP Buys 100% Thai Shell Shares

PTT Exploration and Production Public Company Limited (PTTEP), as a stakeholder of the S1 Concession, where the Sirikit Oil Field is situated, announced that on December 30, 2003 the company and its subsidiary, PTTEP Offshore Investment Company Limited, executed a Share Purchase Agreement to buy all the entire issued shares of capital for Thai Shell Exploration and Production Co., Ltd. or Thai Shell, at approximately US$ 205 million. Thai Shell holds a 75% stake in the onshore S1 concession and 100% stake in offshore concession B6/27 as well as the Operatorship rights for these two blocks. PTTEP and PTTEPO expect to complete this transaction in January 2004. Moreover, there will be the signing of the agreements for the transfer of concession rights of onshore petroleum Block L22/43 from Thai Shell Co., Ltd., which currently holds a 65% stake in this block, with PTTEP holding 35%.

Mr. Maroot Mrigadat, President of PTTEP stated "PTTEP has been working with Thai Shell in the Sirikit oil field since 1985. We have good understanding of its geology and of other fields in S1 Concession. With this valuable experience and our expertise as the Operator in the offshore Bongkot gas field, we are the most capable and competitive E&P company to add further value to the Sirikit field."

"There was a very strong competition in this deal from the leading international oil companies all over the world. With tremendous support from all stakeholders, we are able to reach the deal in this Share Purchase Agreement at a very competitive price"

"By purchasing Thai Shell, PTTEP not only extends its capability as an operator of the largest onshore oil field in Thailand, but also immediately locks in sales revenue from this field. Our Company's oil production and oil reserves will also impressively increase. Moreover, the skilled and experienced staff from Thai Shell will strengthen PTTEP capability to compete in the petroleum exploration and production business."

The Sirikit Oil Field (S1) is the largest onshore oil field and the first major oil field in Thailand, straddling Kamphaengphet, Phitsanulok and Sukhothai provinces. At present, it daily produces approximately 19,000 barrels of crude oil along with 50 million cubic feet of natural gas and 300 tons of liquefied petroleum gas (LPG). Having been bestowed with the Royal name "Sirikit", this field has taken on enormous

significance for the Nation, and PTTEP gratefully realizes its importance as a symbol of national pride and as a historic milestone for the country and its people.

B6/27 or Nang Nuan Oil Field is located offshore Chumphon and Suratthani provinces in the Gulf of Thailand. Production from this field was suspended in 1997.

PTTEP expects that its 2004 sales volume will increase to approximately 129,000 barrels of oil equivalent per day.

PTTEP currently operates and develops both onshore and offshore projects in domestic and international arenas such as Bongkot gas field, Arthit gas field, PTTEP1 oil field and Block 44 in Oman.

PTTEP acknowledges and is dedicated to its mission to secure long-term petroleum reserves for the growing national demand. In consequence, the Company has directed even greater effort into both domestic and international E&P activities. All these activities are aimed at helping the Kingdom to become less dependent on imported fuels.

December 30, 2003

For more information, please contact

Charlie Charuvastr/ Bussaban Cheencharoen

External Relations Department

Tel. +66 (02) 537-4000